

February 28, 2014

Via E-mail
Alexander W. Smith
President and Chief Executive Officer
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, Texas 76102

> **Re: Pier 1 Imports, Inc.**
> **Form 10-K for the Fiscal Year Ended March 2, 2013**
> **Filed April 30, 2013**
> **File No. 1-7832**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview of Business, page 19

1. We note that your online sales are included within your comparable store sales to the extent they are picked-up at the store. Please confirm that orders placed online but not picked-up at the store are excluded from comparable store sales. Please also tell us your basis for inclusion of such online-originated sales in comparable stores sales. In explaining your basis, please advise whether the prices, margins or type of products ordered online differ from products available in-store. Please tell us the total amount of online sales and how much of that total is picked-up at the stores. If material, please tell us what consideration you gave to providing a breakout of your comparable store sales both with and without online-originated

sales. On a related matter, please provide more detail on what you consider "significant" when describing the criteria for inclusion/exclusion in/from same store sales.

2. With a view toward future discussion, please explain to us the reason(s) for the increase in the sales per average retail square foot.

Net Sales, page 20

3. Please tell us the effect of the 53rd week of fiscal 2013 apart from the decrease due to closed stores with a view toward presenting this information for 2013 in future filings.

Operating Expenses and Depreciation, page 21

4. Please discuss the reason(s) for the absolute as well as relative-to-sales increases in selling, general and administrative expenses.

Cash Flows from Investing Activities, page 25

5. Please tell us the nature of capital expenditures related to e-Commerce technology initiatives. We assume the infrastructure initiatives relate solely to the build-out of the e-Commerce fulfillment space located in a distribution center. If our assumption is incorrect, please clarify it.

Item 8. Financial Statements and Supplementary Data, page 32

Consolidated Statements of Comprehensive Income

6. Please tell us your consideration of disclosing in the notes to the financial statements the gross changes, along with the related tax expense or benefit, of each classification of other comprehensive income. Refer to ASC 220-10-45-12 and 220-10-45-17. Please also reconcile the change in cumulative other comprehensive loss on page 46 to the amount reported as pension adjustments for the year ended March 2, 2013 on page 34 or explain why they cannot be reconciled.

Note 6 – Matters Concerning Shareholders' Equity

Stock option grants, page 49

7. We note the total intrinsic value of options exercised during 2013 was $13.4 million. Please advise whether such exercises gave rise to excess tax benefit as defined in ASC 718-740-35-3. If so, please tell us your consideration of ASC 718-740-45-2 and ASC 718-20-55-24.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc: Darla Ramirez, Principal Accounting Officer